DESCRIPTION OF SECURITIES

Capitalized terms used but not defined herein have the meaning ascribed to them in the annual report on Form 10-K to which this Description of Securities is an exhibit (the “Annual Report”).

Description of our Units

Limited Liability Company Units

Under the terms of the LLC Agreement, we retain the right to issue additional Common Units to newly admitted Members or to existing Members during the Closing Period, provided that certain conditions described in the LLC Agreement are met. On September 15, 2022 (the “Initial Closing Date”), we completed the closing of the sale of our Common Units pursuant to which we sold 3,753,190 Common Units at an aggregate purchase price of $375.3 million. After the Initial Closing Date, we expect to hold a limited number of additional closings (“Subsequent Closings”) at which we will issue Units (each a “Subsequent Closing Date”).

In addition, Unitholders are entitled to one vote for each Unit held on all matters submitted to a vote of Unitholders and do not have cumulative voting rights. Accordingly, subject to the rights of any outstanding Preferred Units, holders of a majority of the Units entitled to vote in any election of directors may elect all of the directors standing for election. Any Units held by the Adviser shall be voted by or on behalf of the Adviser in the same proportion as the Units not held by the Adviser are voted. Unitholders are entitled to receive proportionately any dividends declared by the board of directors, subject to any preferential dividend rights of outstanding Preferred Units. Upon our liquidation, dissolution or winding up, the Unitholders will be entitled to receive ratably our net assets available after the payment of all debts and other liabilities and will be subject to the prior rights of any outstanding Preferred Units. Unitholders have no redemption or preemptive rights. The rights, preferences and privileges of Unitholders are subject to the rights of the holders of any series of Preferred Units that we may designate and issue in the future.

Preferred Units

Under the terms of the LLC Agreement, our board of directors is authorized to issue Preferred Units in one or more series without Unitholder approval. Prior to the issuance of Preferred Units of each series, our board of directors is required by the LLC Agreement to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption for each series. The 1940 Act as currently in force limits our flexibility as certain rights and preferences of the Preferred Units require, among other things: (i) immediately after issuance and before any distribution is made with respect to Units, we must meet a coverage ratio of total assets to total senior securities, which include all of our borrowings and Preferred Units, of at least 200%; and (ii) the holders of Preferred Units, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if and for so long as dividends on the Preferred Units are unpaid in an amount equal to two full years of dividends on the Preferred Units.

Transfer and Resale Restrictions

Unitholders may not sell, assign, transfer or otherwise dispose of (a “Transfer”) any Units unless (i) we and, if required by our lending arrangements, our lenders give consent, such consent by us not to be unreasonably withheld, and (ii) the Transfer is made in accordance with applicable securities laws. No Transfer will be effectuated except by registration of the Transfer on our books. Each transferee must agree to be bound by these restrictions and all other obligations as a Unitholder. There is currently no market for the Units, and there can be no assurance that a market for the Units will develop in the future.

Delaware Law and Certain Limited Liability Company Agreement Provisions

Organization and Duration

We were formed on March 7, 2022, and will remain in existence until dissolved in accordance with our LLC Agreement or pursuant to Delaware law.

Purpose

Under the LLC Agreement, we are permitted to engage in any lawful act or activity for which limited liability companies may be formed under the laws of the State of Delaware and we have all the powers available to us as a limited liability company formed under the laws of the State of Delaware.

Agreement to be Bound by the LLC Agreement; Power of Attorney

By subscribing for the Units, investors will be admitted as a member of the Company and will be deemed to have agreed to be bound by the terms of the LLC Agreement. Pursuant to the LLC Agreement, each Unitholder and each person who acquires Units from a Unitholder grants to certain of our officers (and, if appointed, a liquidator) a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our board of directors the authority to make certain amendments to, and to make consents and waivers under and in accordance with, the LLC Agreement.

Capital Call Mechanics

From time to time in its discretion, the Adviser may draw down all or any portion of the Undrawn Commitment with respect to each Unit upon at least ten business days’ prior written notice to the Unitholders (except that only five business days’ prior written notice will be required with respect to the initial drawdown). The Undrawn Commitment per Unit will equal $100 reduced by the Original Issuance Price and any amounts that have already been contributed (or deemed contributed) with respect to such Unit; provided, that (a) the Undrawn Commitment of a Unit will not be reduced for any NAV Balancing Contributions or Late-Closer Contributions made by a Unitholder, (b) the Undrawn Commitment will be increased for certain distributions attributable to True-Up Contributions, and (c) the Undrawn Commitment will be increased for any Recallable Amount.

Each capital call will be issued in the amount per Unit specified by us, and such amount will be applicable to all Units outstanding as of the date such capital call is due to be contributed to us; provided that in connection with the issuance of any new Units, the amount to be contributed as payment for such newly issued Units will be determined in accordance with “Item 1. Business--The Private Offering & Closing Period.”

During the Commitment Period, the Adviser may issue capital calls for any permitted purpose. After the expiration of the Commitment Period, Unitholders will be released from any further obligation with respect to their Undrawn Commitments, except to the extent necessary to: (i) cover expenses, liabilities (including the repayment of any of our indebtedness) and our obligations or reserves therefor, including, without limitation, indemnification obligations, Management Fees and Incentive Fees, (ii) complete investments by us in transactions that were significantly in process as of the end of the Commitment Period and as to which we and the prospective portfolio company have commenced, in good faith, negotiating the terms of the investment and which the Adviser reasonably expects to be consummated prior to the date that is 90 days after the date of the expiration of the Commitment Period, and (iii) effect follow-on investments in existing portfolio companies up to an aggregate maximum of 10% of aggregate cumulative invested amounts.

In addition to making contributions of its Undrawn Commitments, a Unitholder may be required to re-contribute amounts previously distributed to it with respect to its Units, as described under Section 4.5.3 of the LLC Agreement. For the avoidance of doubt, if the amount of any deemed contribution or deemed distribution is disregarded, the sum of total contributions and re-contributions, minus any distributions, will not exceed a Unitholder’s Commitment.

Action by Unitholders

Under the LLC Agreement, Unitholder action can be taken only at an annual or special meeting of Unitholders or by written consent in lieu of a meeting by Unitholders representing at least the number of Units required to approve the matter in question. The LLC Agreement provides that with respect to an annual or special meeting of Unitholders, nominations of persons for election to the board of directors and the proposal of business to be considered by Unitholders may be made only pursuant to our notice of the meeting, as determined by our board of directors.

Amendment of the Limited Liability Company Agreement; No Approval by Unitholders

Except as otherwise provided in the LLC Agreement, the terms and provisions of the LLC Agreement may be amended (which term includes any waiver, modification, or deletion of the LLC Agreement) during or after the term of the Company, with the prior written consent of (i) in the case of an amendment not affecting the rights of the Preferred Unitholders, a majority in interest of the Unitholders, (ii) in the case of an amendment not affecting the rights of a Unitholder (including rights or protections with respect to tax consequences of Unitholders), a majority in interest of the Preferred Unitholders, and (iii) in case of an amendment affecting the rights (including rights or protections with respect to tax consequences of Unitholders) of both the Unitholders and the Preferred Unitholders, a majority in interest of the Unitholders and a majority in interest of the Preferred Unitholders. Notwithstanding the immediately preceding sentence, certain limited amendments, as set forth in the LLC Agreement, may be made with the consent of the board of directors and without the need to seek the consent of any Unitholder.

Default Provisions

Pursuant to the LLC Agreement, if a Unitholder fails to make a capital contribution when due, interest will accrue at the Default Rate on the outstanding unpaid balance of such capital contribution. The “Default Rate” with respect to any period will be the lesser of (a) a variable rate equal to the prime rate of interest (as reported in The Wall Street Journal) during such period plus 6% or (b) the highest interest rate for such period permitted by applicable law. The Adviser may waive the requirement to pay interest, in whole or in part.

In addition, if any Unitholder fails to make a capital contribution when due, and has also failed to make such payment on or before the date that is seven business days after the Adviser has given written notice to such Unitholder of such Unitholder’s failure to make such contribution, then the Adviser may, in its discretion, and subject to applicable law, take any actions available under the LLC Agreement or at law or at equity, which may include causing such defaulting Unitholder to forfeit a significant portion of its Units or to transfer its Units to a third party for a price that is less than the net asset value of such Units.

Merger, Sale or Other Disposition of Assets

The board of directors may, without the approval of holders of our outstanding Units, cause us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, or approve on our behalf the sale, exchange or other disposition of all or substantially all of our assets. The board of directors may also cause the sale of all or substantially all of our assets under a foreclosure or other realization without Unitholder approval. Unitholders are not entitled to dissenters’ rights of appraisal under the LLC Agreement or applicable Delaware law in the event of a merger or consolidation, a sale of all or substantially all of our assets or any other similar transaction or event.

Term of the Company

Under the terms of the LLC Agreement, our term will expire on the sixth anniversary of the Final Closing Date; provided, that, it may be extended by our board of directors for two additional one-year periods upon written notice to the members at least 90 days prior to the expiration of the term or the end of the first one-year period, as the case may be, and, thereafter, for additional one-year periods with the consent of Unitholders holding 66 2/3% of our outstanding Units.

The Company shall be dissolved (i) upon the expiration of its term (as such term may be extended pursuant to the preceding paragraph), (ii) upon the determination by our board of directors in its sole discretion to dissolve the Company because it has determined that there is a substantial likelihood that due to a change in the text, application or interpretation of the provisions of the U.S. federal securities laws (including the Securities Act, the 1940 Act and the Advisers Act) or the provisions of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (including the applicable regulations of the U.S. Department of Labor included within 29 C.F.R. section 2510.3-101, as modified by Section 3(42) of ERISA and otherwise from time to time), the Code, or any other applicable statute, regulation, case law, administrative ruling or other similar authority (including changes that result in the Company being taxable as a corporation or association under U.S. federal income tax law), the Company cannot operate effectively in the manner contemplated herein, (iii) if there are no Unitholders, unless the business of the Company is continued in accordance with the LLC Agreement or applicable law, or (iv) upon the entry of a decree of judicial dissolution under applicable law.

Books and Reports

We are required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis in accordance with U.S. generally accepted accounting principles (“GAAP”). For tax and financial reporting purposes, our fiscal year is a calendar year ending December 31, unless otherwise required by the Code or permitted by law.

Indemnification of Directors and Officers.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Under the LLC Agreement, we will fully indemnify any person who was or is involved in any actual or threatened action, suit or proceeding by reason of the fact that such person is or was one of our directors or officers. So long as we are regulated under the 1940 Act, the above indemnification and limitation of liability is limited by the 1940 Act or by any valid rule, regulation or order of the SEC thereunder. The 1940 Act provides, among other things, that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct. In addition, we have obtained liability insurance for our officers and directors.

Under the Advisory Agreement, we may, to the extent permitted by applicable law, in the discretion of our board of directors, indemnify the Adviser and certain of its affiliates.

Conflict with 1940 Act

The LLC Agreement provides that, if and to the extent that any provision of the law of the State of New York or any provision of the LLC Agreement conflicts with any applicable provisions of the 1940 Act, the applicable provision of the 1940 Act will control.